EXHIBIT 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Issues Statement on the Apple iPhone

     TORONTO, April 29 /CNW/ - Ted Rogers, President and Chief Executive
Officer of Rogers Communications Inc. today issued the following statement:
     We're thrilled to announce that we have a deal with Apple to bring the
iPhone to Canada later this year. We can't tell you any more about it right now, but stay tuned.

     About Rogers Communications Inc.

     Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only Global System for Mobile Communications ("GSM") based network.
Through Cable and Telecom we are one of Canada's largest providers of cable television, cable telephony and high-speed Internet access, and are also a full-service, facilities-based telecommunications alternative to the traditional telephone companies. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange
(TSX: RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For
further information about the Rogers group of companies, please visit
www.rogers.com.

     %CIK: 0000879763

     /For further information: Media Contact: Liz Hamilton, Rogers Wireless,
W: (416) 935-8710, Email: elizabeth.hamilton(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Wireless Inc.; Rogers Communications Inc.

CNW 10:16e 29-APR-08